SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
Amendment No. 3 (Final Amendment)

SMEDVIG ASA
(Name of Issuer)
SEADRILL LIMITED
(Name of Person(s) Filing Statement)
Class A Ordinary Shares, nominal value NOK 10.00 per share
Class A American Depositary Shares,
each representing One Class A Ordinary Share evidenced by American Depositary Receipts
Class B Ordinary Shares, nominal value NOK 10.00 per share
Class B American Depositary Shares,
each representing One Class B Ordinary Share evidenced by American Depositary Receipts
(Title of Class of Securities)
4564665
83169H105
4587189
83169H204
(CUSIP Number of Class of Securities)
Kate Blankenship
SeaDrill Limited
Par-la-Ville Place
14 Par-la-Ville Road
Hamilton HM 08, Bermuda
+1 441 295 69 35
(Name, Address and Telephone Number of Persons Authorized to Receive Notices
and Communications on Behalf of filing persons)
Copy to:
Anthony J. Renzi, Jr., Esq.
Akin Gump Strauss Hauer & Feld LLP
Robert S. Strauss Building
1333 New Hampshire Avenue, N.W.
Washington, DC 20036
(202) 887-4000

CALCULATION OF REGISTRATION FEE

Transaction Valuation*	Amount of Filing Fee**
$92,069,587.57	$9,851.45

*	Estimated for purposes of calculating the amount of the filing fee only. The Transaction Valuation in Norwegian kroner (“NOK”) is calculated by calculating the sum of (x) the product determined by multiplying NOK 205, the offer price per share of Class A Ordinary Share and Class A American Depositary Share, by the sum of (i) 2,465,200, the number of Class A Ordinary Shares held by stockholders located in the United States, and (ii) 137,422, the number of Class A Ordinary Shares represented by American Depositary Shares and (y) the product determined by multiplying NOK 165, the offer price per share of Class B Ordinary Share and Class B American Depositary Share, by the sum of (i) 350,763, the number of Class B Ordinary Shares held by stockholders located in the United States, and (ii) 193,152, the number of Class B Ordinary Shares represented by American Depositary Shares. The exchange rate used to convert the Transaction Valuation in NOK to U.S. dollars for purposes of calculating this filing fee is U.S. $1.00 = NOK 6.7697, the Federal Reserve noon buying rate on February 17, 2006.

**	Calculated pursuant to Fee Rate Advisory #5 for fiscal year 2006 as $107.00 per million of Transaction Value.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $9,851.45	Filing Party: SeaDrill Limited
Form or Registration No.: Schedule TO	Date Filed: March 6, 2006
Check the appropriate boxes to designate any transactions to which the statement relates:
☑ third-party tender offer subject to Rule 14d-1.
☐ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☑ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

     This Amendment No. 3 (Final Amendment) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on March 6, 2006 (the “Schedule TO”) by SeaDrill Limited, a Bermuda limited company (the “Purchaser”), as amended by Amendment No. 1 thereto dated March 27, 2006, and as amended by Amendment No. 2 thereto dated April 3, 2006, for any and all outstanding shares Class A Ordinary Shares, 10.00 Norwegian kroner (“NOK”) nominal value per share (the “Class A Shares”), Class A American Depositary Shares, each representing One Class A Ordinary Share (the “Class A ADSs”), Class B Ordinary Shares, nominal value NOK 10.00 per share (the “Class B Shares” and, together with the Class A Shares, the “Shares”), and Class B American Depositary Shares, each representing One Class B Ordinary Share (the “Class B ADSs” and, together with the Class A ADSs, the “ADSs”), of Smedvig ASA, a public limited company organized under the laws of Norway (“Smedvig”), at a price of NOK 205 per Class A Share and per Class A ADS, net to the seller in cash, without interest, and NOK 165 per Class B Share and per Class B ADS, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letters of Transmittal, which, together with any amendments or supplements hereto or thereto, collectively constitute the “Offer.” The Offer is being made only to residents of the United States. Capitalized terms used herein but not otherwise defined have the meaning ascribed to such terms in the Offer to Purchase.
     Pursuant to General Instruction H to Schedule TO, this final amendment satisfies the reporting requirements of Schedule 13(d) of the Securities Exchange Act of 1934, as amended, with respect to all securities acquired by the Purchaser in the Offer.
Item 8. Interest in Securities of the Subject Company
Items 8 of the Schedule TO is hereby amended and supplemented to include the following information:
     The Offer expired at 4:00 pm., New York City time, on Monday, April 3, 2006. Pursuant to the Offer, the Purchaser accepted for payment zero Class A Shares, 79,885 Class A ADSs, zero Class B Shares and 161,239 Class B ADSs, each reported by the Depositary as having been all the ADSs and Shares tendered in the Offer. In the related global mandatory offer, the Purchaser accepted for payment 25,264,160 Class A Shares and 10,024,309 Class B Shares. Together with other Class A Shares and Class B Shares currently owned by the Purchaser, and after settlement of the Shares and ADSs tendered in the Offer and the related global mandatory offer, the Purchaser will own 53,234,654 Class A Shares (including 79,885 Class A Shares underlying Class A ADSs), representing approximately 99.0% of the total outstanding Class A Shares, and 25,693,630 Class B Shares (including 161,239 Class B Shares underlying Class B ADSs), representing approximately 91.9% of the total outstanding Class B Shares.
* * *
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: April 4, 2006

SEADRILL LIMITED

By: Name:	/s/ Tor Olav Trøim Tor Olav Trøim
Title:	Managing Director

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(A)*	Offer to Purchase dated March 6, 2006.

(a)(1)(B)(i)*	Letter of Transmittal to Tender Class A Ordinary Shares.

(a)(1)(B)(ii)*	Letter of Transmittal to Tender Class B Ordinary Shares.

a)(1)(B)(iii)*	Letter of Transmittal to Tender Class A American Depositary Shares (“Class A ADSs”).

(a)(1)(B)(iv)*	Letter of Transmittal to Tender Class B American Depositary Shares (“Class B ADSs”).

(a)(1)(C)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Notice of Guaranteed Delivery for Tender of Shares or American Depositary Shares (“ADSs”).

(a)(1)(F)*	Form of Press Release issued by the Purchaser on March 6, 2006.

(a)(1)(G)*	Form of Summary Advertisement.

(a)(1)(H)*	Letter to U.S. Stockholders

(b)(1)	USD 1,200,000,000 Bridge Loan Facility dated 23 January 2006 between SeaDrill Limited, as borrower, Nordea Bank Norge ASA and DnB NOR Bank ASA, as mandated lead arrangers, the participating lenders listed therein, Nordea Bank Norge ASA, as book runner, and Nordea Bank Norge ASA, as agent (filed as Exhibit 1 to the reporting person’s Statement on Schedule 13D dated February 6, 2006).

(b)(2)*	Form of Guarantee (“Selvskyldnergaranti”) by Nordea Bank Norge ASA and DnB NOR Bank ASA.

*	previously filed